SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

August 20, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Hyunseung Kim
Title: Associate

dlw 9/4

License and Supply Contracts with SanDisk

1. Details

1) Patent License Contract Renewal

- Under the renewed license contract, the two companies will be granted with licenses of each other's Flash Memory patents.
- License Period : Seven years (August 2002 ~ August 2009)
- As the 1997 license contract expired in August 2002, renewal was required.

2) Supply Contract

- SEC supplies SanDisk with Flash products.
- Contract period: Seven years (August 2002 ~ August 2009)